FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated November 16, 2006, regarding the decisions adopted by the Board of Commission’s Meeting, held on that date.

2.	Translation of a letter to CONASEV, dated November 16, 2006, regarding the Shareholders’ Meeting of Telefónica Gestión de Servicios Compartidos Perú S.A.C., member of the Telefónica Group, held on November 15, 2006.

3.	Translation of a letter to CONASEV, dated November 16, 2006, regarding the General Shareholders’ Meeting of Telefónica Centros de Cobro S.A.C., held on that date.

4.	Translation of a letter to CONASEV, dated November 17, 2006, regarding the results of the of 1st Issue, Serial A of the Fourth Program of Telefónica del Perú’s Corporate Bonds.

5.	Translation of a letter to CONASEV, dated November 17, 2006, regarding the result of the of 10th Issue, Serial B of the Fourth Program of Telefónica del Perú’s Corporate Bonds.

Item 1

Lima, November 16th, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re.: Key Events

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law approved by Supreme Decree N° 093-2002-EF and the CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. hereby informs you, that the Board of Commission adopted the following decisions which are considered key events:

1.	That on the date, it took place the Telefónica del Perú S.A.A. (“Telefónica del Perú”) Class A-1 Special Shareholders’ Meeting, in which the following agreements were adopted:

a.	Approve of the merger project designed by both Telefónica del Perú Holding SAC (TPH) and Telefónica del Perú Administrations, previously approved by the Board of Directors of said companies on their respective October 18th, 2006 sessions (The Project), on the point related to the Class A-1 Special Shareholders’ Meeting, which is the matter of the Class A-1 Company’s capital representative stocks elimination. Consequently, the elimination of Class A-1 Company’s capital representative stocks was approved.

b.	As a consequence of the aforementioned, the approval of Telefónica del Perú By Laws’ Articles 5, 11, 27 and 35 modification was also agreed, as well as the abrogation of said By Laws, First and Second Transitory Provisions, on the terms established by the Project.

c.	Leave evidence that as a result of the elimination of Telefónica del Perú Class A-1 capital representative stocks, their take off from the Lima’s Stock Market Securities Registry shall be requested as well as their exclusion from the National Supervision Commission of Corporations and Securities Public Registry Stock Market – CONASEV.

d.	Authorize Antonio Carlos Valente Da Silva, Brazilian citizen, with ID No. 000258566; Michael Duncan Cary-Barnard, with ID No. 10803501; José Fermín Alvarez Carril, Spanish citizen, with ID No. 000149686; and Julia María Morales Valentín, with ID No. 08768750, so that anyone of them, acting individually and indistinctly, can carry out all the acts and subscribe all the documents, public or private, that are required to perform and formalize the agreements approved on the Class A-1 Shareholders’ Special Meeting sessions, until their respective Public Registry inscription, without any reserve nor limits.

2.	That on the date, it took place, on first notice, the Telefónica del Perú Class B Special Shareholders’ Meeting, in which the following agreements were adopted:

a.	Approve the merger project on the point related to Class B Special Shareholders’ Meeting, which is the matter of the Class B Directors election system modification. Consequently, the modification of the Class B Directors election system was approved on the terms established on the Project.

b.	As a consequence of the aforementioned, the approval of Telefónica del Perú By Laws’ Article 27 modification was also agreed, on the terms established by the Project.

c.	Authorize Antonio Carlos Valente Da Silva, Brazilian citizen, with ID No. 000258566; Michael Duncan Cary-Barnard, with ID No. 10803501; José Fermín Alvarez Carril, Spanish citizen, with ID No. 000149686; and Julia María Morales Valentín, with ID No. 08768750, so that anyone of them, acting individually and indistinctly, can carry out all the acts and subscribe all the documents, public or private, that are required to perform and formalize the agreements approved on the Class B Shareholders’ Special Meeting sessions, until their respective Public Registry inscription, without any reserve nor limits.

3.	That on the date, it took place, on first notice, the Telefónica del Perú Special Shareholders’ Meeting, in which the following agreements were adopted:

a.	Approve the Project.. Consequently, the performance of the merger proposal was approved, which means that Telefónica del Perú will take in TPH, extinguishing the legal personality of the latter, on the conditions and terms established by the Project.

b.	As a consequence of the merger, the approval to perform in the same merger act the following: (i) A social capital reduction on an amount equal to the nominal value of the own issue shares that Telefónica del Perú will receive from TPH as a result of the merger; and (ii) A social capital increase resulting from adding to the Telefónica del Perú social capital, part from the TPH social capital, as describe beneath.

As a consequence, the Telefónica del Perú social capital reduction was approved on an amount equal to the nominal value of the own issue shares that it will receive as a result of the merger, that is, an amount of S/. 630,210,910.50, turning the capital from the amount of S/. 1,312,774,498.42 to S/. 682,563,587.86, by means of the amortization of the 669,762,378 Class A-1 shares and 148,693,350 Class B own issued shares that Telefónica del Perú shall receive from absorbing TPH.

Also, it was approved the social capital increase of Telefónica del Perú, on the amount of S/. 2,045,279,525.74, with charge to the TPH social capital, turning the capital of the first from the amount of S/. 682,563,587.86 to S/. 2,727,843,113.60, by means of (i) the issue of 818,455,728 new Class B shares, with nominal value of S/. 077 each, which shall be granted to the TPH share holders; and (ii) Nominal value increasing of the whole Telefónica del Perú social capital representative shares, from S/. 0.77 to S/. 1.60 Each one.

Equally, it was agreed that TPH social capital amount, not capitalized by Telefónica del Perú, arising to

S/. 3,815,172.68, would be reflected on the latter’s state, as an additional capital.

As a consequence of the modifications detailed above, the Telefónica del Perú capital is established in the amount of S/. 2,727,843,113.60, represented by 1,704,901,946 shares, each one with a nominal value of S/. 1.60, wholly executed and paid, distributed on Class B and Class C shares.

c.	According with the aforementioned, it was approved the issuance of 818,455,728 new Class B shares, each one with a nominal value of S/. 0.77, that will be granted to the TPH shareholders, and it was also approved the amortization of the 669,762,378 Class A-1 shares and 148,693,350 Class B own issued that Telefónica del Perú will receive as a result of absorbing TPH.

d.	Approve the following relation of partition and exchanging established in the Project, in accordance to which the new shares that Telefónica del Perú shall issue among the TPH shareholders, whom will receive, for each TPH share which they held at the register date, 0.30755577624 Telefónica del Perú Class B shares.

Also, it was agreed to emphasize that the Telefónica del Perú shareholders will keep the same number of shares that they currently hold, changing – as it was settled above – the nominal value of the shares from S/. 0.77 to S/. 1.60 for each share. The issuance of shares in favor of TPH shareholders and the changing of the nominal value of Telefónica del Perú shares, will not imply for the current shareholders: (i) That their percentage participation on the social capital would be modified; nor (ii) their number of shares would be altered.

e.	As a consequence of the agreement described on c), it was approved the elimination of the Telefónica del Perú representative capital Class A-1 shares, as well as it was approved its Directors election system modification to reflect the elimination of that class of shares, issues that have been both previously approved by the Class A-1 and Class B Special Shareholders’ Meeting.

Considering what was emphasized in the precedent paragraph and the modifications mentioned in the precedent b), it was agreed to modify the Telefónica del Perú By Laws Articles 5, 11, 27 and 35, as well as the abrogation of said By Laws, First and Second Transitory Provisions, on the terms established by the Project

f.	Authorize the Telefónica del Perú General Manager to (i) establish, if it deems convenient, the date of registration and delivery of the provisional certifications and the provisional notation of the corresponding Class B shares to be granted to the TPH shareholders as a result of the merger, reflecting in that same date in the shares certificates and the account notation, the Telefónica del Perú shares nominal value change; (ii) establish the date of registration and delivering of the definitive certificates and notations corresponding to the Class B shares to be granted to the TPH shareholders as a result of the merger, reflecting in that same date in the shares certificates and the account notation, the Telefónica del Perú shares nominal value change; and (iii) determine the convenience of issuance and delivering shares provisional certificates and performing provisional shares notation or, only the issuance and delivering of shares definitive certificates and performing the shares definitive notation.

g.	Establish as the merger currency date the one in which the correspondent merger public deed is granted.

h.	Delegate Telefónica del Perú’s Board of Director the power to reduce its capital in order to compensate the loss that, in observance of Perú’s Generally Accepted Accounting Principles, would be generated on the accumulative results of Telefónica del Perú, as a result of the accounting registry of the merger and that would be establish on the date Telefónica del Perú merger opening balance is elaborated. Said capital reduction shall affect Telefónica del Perú shareholders in proportion.

Also, it was agreed to empower Telefónica del Perú’s Board of Directors to establish (i) The other terms and conditions of the capital reduction referred on the precedent paragraph; (ii) The terms and conditions that deem necessary for the performance and formalization of the capital reduction; and, (iii) to modify the By Laws, Article 5 as a consequence of the capital reduction above mentioned.

i.	Authorize Antonio Carlos Valente Da Silva, Brazilian citizen, with ID No. 000258566; Michael Duncan Cary-Barnard, with ID No. 10803501; José Fermín Alvarez Carril, Spanish citizen, with ID No. 000149686; and Julia María Morales Valentín, with ID No. 08768750, so that anyone of them, acting individually and indistinctly, on behalf of Telefónica del Perú (i) filed on behalf of Telefónica del Perú the corresponding affidavit in case there is no opposition to the merger agreement adopted in this General Shareholders’ Meeting session once the corresponding publications are being made and it has passed the 30 days term the General Societies Law term refers to; (ii) formalize, perform and execute the merger minute and public deed, as well as the other communications, statements and other documents that deem necessary for performing and carrying on the merger proceeding; and, in general, (iii) perform all the acts and execute all the documents, public or private, that result necessary for the performance and formalization of the merger agreement and the other agreements approved as merger related, until the corresponding Public Registry inscription, without any reserve nor limits.

j.	Order the formulation of Telefónica del Perú’s merger opening balance due to the merger in force date.

k.	Leave evidence that Telefónica del Perú Class B and Class C shares as a result of the elimination of Telefónica del Perú Class A-1 capital, after the merger, will continue registered on the Lima’s Stock Market Securities Registry. Also, leave evidence that as a result of the elimination of Telefónica del Peru Class A-1 shares, their take off from the Lima’s Stock Market Securities Registry shall be requested as well as their exclusion from the National Supervision Commission of Corporations and Securities Public Registry Stock Market – CONASEV.

l.	Delegate Telefónica del Perú’s Board of Director the power to amortize the shares that it could acquire on the event that any of its shareholders and/or TPH shareholders shall perform its right of separation as a consequence of the respective General Shareholders’ Meetings Project approval.

m.	Delegate Telefónica del Perú’s Board of Director the power to: (i) Reduce its capital as a consequence of the amortization of the shares mentioned in the aforementioned, (ii) Consequently, modify By Laws’ Article 5, (iii) establish the other terms and conditions deemed necessary for the performance and formalization of above mentioned amortization and the resulting social capital reduction.

In compliance with the rulings in force we include: (i) Project approved by Telefónica del Perú General Shareholders’ Meeting; (ii) A graphic explaining the way in which the Project proposal exchange relation has been establish; (iii) TPH financial audited estates and annual memory closed up to December 31st, 2005. Said documents have not suffered any change in relation to the ones filed on last October 19th as important facts.

Also, we comply to inform the following:

That being Telefónica del Perú a company whose stocks are registered in the CONASEV Stock Market Public Registry, it is not necessary to deliver its audited financial statements.

That, as indicated in the Project, the companies taking part in the merger valorization criteria used to follow that proceeding was, in the case of Telefónica del Perú, the Discounted Cash Flows valorization method, while TPH’s value was mainly estimated on the basis of its Telefónica del Perú social capital’s participation. Said valorization was done by Interinvest S.A., whose opinion is part of the Project Annex 2.

That neither in Telefónica del Perú nor TPH it exists: (i) Special rights; (ii) agreed benefits in favor of their shareholders; nor (iii) other particular prerogatives; thus, there is no need to add any relation referred to those matters.

Finally, we comply to inform you that in today’s TPH General Shareholders’ Meeting session, the Project was approved.

We remain at your disposition for any additional information that you may deem necessary.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

Item 2

Lima, November 16, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Ref: Key Events

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you that, on November 15, 2006, the Shareholders’ Meeting of Telefónica Gestión de Servicios Compartidos Perú S.A.C., member of the Telefónica Group, agreed on the reduction of the capital stock in the amount of S/. 9,300,000. The amount of the reduction of capital will be destined in its totality to the refund of the contribution to one of the two shareholders, which was approved by the Shareholders’ Meeting in unanimous form, and will materialize through the repayment of 9,300,000 shares of ownership of the same.

Once the operations described are executed, the capital stock of Telefónica Gestión de Servicios Compartidos Perú S.A.C. will be S/. 938,950.00 and it will be represented by the same number of nominative shares with a nominal value of S/. 1.00 each.

Sincerely,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

Item 3

Lima, November 16, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Ref: Key Events

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform that today the General Shareholders’ Meeting of Telefónica Centros de Cobro S.A.C., member company of Group Telefónica, agreed on the payment of a dividend with charge to the results accumulated to December 31, 2005 by an amount total S/. 2,500,000.00, this is S/. 2,500.00 per share.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

Item 4

Lima, 17 de noviembre de 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re. : Key Events

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you the result of the 1st Issue, Serial A of the Fourth Program of Telefónica del Perú’s Corporate Bonds:

Amount	S/. 25,000,000
N° Bonds	5,000
Date of Issue	11/17/2006
Date of Redemption	11/17/2008
Nominal Interest Rate	5.5625%

Schedule of payments

1st coupon	05/17/2007
2nd coupon	11/19/2007
3rd coupon	05/19/2008
4 th coupon	11/17/2008

Find attached the required form.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

Issuer: Telefónica del Perú S.A.A.

Issue: Fourth Program of Telefónica del Perú’s Bonds – 1st Issue – Serial A.

Lead arranger: BBVA Banco Continental

Placing agent : Continental Bolsa SAB, S.A.

Serial	Interest Rate	Rate of Primary Allocation	Allocation Price (%)	Amount Issued	Allocation Amount	Allocation Date	Date of Issuance	Date of Maturity
A	5.5625%	5.5625%	100%	S/.25,000,000	S/.25,000,000	11/16/2006	11/17/2006	11/17/2008

Item 5

Lima, November 17, 2006

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Ref. : Key Event

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you the result of the of 10th Issue, Serial B of the Fourth Program of Telefónica del Perú’s Corporate Bonds:

Amount	S/. 52,000,000
N° Bonds	10,400
Date of Issue	11/17/2006
Date of Redemption	11/17/2012
Nominal Interest Rate	6.4375%

Schedule of payment

1st coupon	05/17/2007	7th coupon	05/17/2010
2nd coupon	11/19/2007	8th coupon	11/17/2010
3rd coupon	05/19/2008	9th coupon	05/17/2011
4th coupon	11/17/2008	10th coupon	11/17/2011
5th coupon	05/18/2009	11th coupon	05/17/2012
6th coupon	11/17/2009	12th coupon	11/19/2012

Find attached the required form.

Sincerely,

Julia María Morales Valentín

Stock Market Representative

Telefónica del Perú S.A.A.

Issuer: Telefónica del Perú S.A.A.

Issue: Fourth Program of Telefónica del Perú’s Bonds – 10th Issue – Serial B.

Lead arranger: BBVA Banco Continental

Placing agent : Continental Bolsa SAB, S.A.

Serial	Interest Rate	Rate of Primary Allocation	Allocation Price (%)	Amount Issued	Allocation Amount	Allocation Date	Date of Issuance	Date of Maturity	Nominal Value
B	6.4375%	6.4375%	100%	S/.52,000,000	S/.52,000,000	11/16/2006	11/17/2006	11/17/2012	S/. 5,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: November 22, 2006	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.